UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of CN ENERGY GROUP. INC.’s 2022 Annual General Meeting

At the 2022 annual general meeting of shareholders of CN Energy Group. Inc. (the “Company”) held on July 22, 2022, at 10:00 p.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	the re-election of Mr. Kangbin Zheng as a director of the Company to hold office until the next annual general meeting;
2.	the re-election of Mr. Wenhua Liu as a director of the Company to hold office until the next annual general meeting;
3.	the re-election of Mr. Phillip Connelly as an independent director of the Company to hold office until the next annual general meeting;
4.	the re-election of Mr. Wenbiao Zhang as an independent director of the Company to hold office until the next annual general meeting;
5.	the re-election of Ms. Jian Chen as an independent director of the Company to hold office until the next annual general meeting;
6.	the ratification of the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2022;
7.	the approval, as a special resolution, of the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”); and
8.

the approval, as a special resolution, of the re-designation of shares of the Company as follows:

(a)     from (i) an unlimited number of ordinary shares of no par value and an unlimited number of convertible preferred shares of no par value to (ii) an unlimited number of Class A ordinary shares of no par value and an unlimited number of Class B ordinary shares of no par value; and

(b)    the issued shares in the Company be and are re-designated and re-classified into Class A or Class B ordinary shares of no par value on a one for one basis as described in the proxy statement, each with the rights and privileges as set forth in the Amended M&A.

A total of 19,624,442 votes, representing 85.01% of the votes exercisable as of July 1, 2022, the record date, were present in person or by proxy at the 2022 annual general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Re-election of Kangbin Zheng	19,589,595	0	34,847
Re-election of Wenhua Liu	19,589,595	0	34,847
Re-election of Phillip Connelly	19,589,593	0	34,849
Re-election of Wenbiao Zhang	19,589,595	0	34,847
Re-election of Jian Chen	19,589,767	0	34,675
Ratification of the appointment of Friedman LLP	19,621,601	757	2,084
Approval of the adoption of the “Amended M&A”	19,572,669	49,381	2,392
Approval of the special resolution of re-designation of shares	18,452,337	1,170,433	1,672

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: July 25, 2022	By:	/s/ Kangbin Zheng
	Name:	Kangbin Zheng
	Title:	Chief Executive Officer